February 22, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (617) 747–3380

Mr. John Kingston, III
Executive Vice President and General Counsel
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965

> **Re: Affiliated Managers Group, Inc.**
> **Definitive 14A**
> **Filed on April 27, 2007**
> **File Number 001-13459**

Dear Mr. Kingston:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel